UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 17, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESULTS OF THE H SHAREHOLDERS CLASS MEETING

HELD ON 16 JUNE 2015

The Board announces the results of the H Shareholders Class Meeting held in Shanghai, the PRC on Tuesday, 16 June 2015.

Reference is made to the notice of China Eastern Airlines Corporation Limited (the “Company”) dated 30 April 2015 regarding the class meeting of holders of H shares of the Company (the “H Shareholders Class Meeting”) held on Tuesday, 16 June 2015 (the “Notice”).

Unless the context otherwise requires, capitalised terms used in the Notice shall have the same meanings when used in this announcement.

The H Shareholders Class Meeting was held at Four Seasons Hall, 2/F Shanghai International Airport Hotel 上海國際機場賓館二樓四季廳, 368 Yingbin (1) Road, Shanghai, the PRC on Tuesday, 16 June 2015. H Shareholders representing 971,753,639 H Shares were present, in person or by proxy, at the H Shareholders Class Meeting. The H Shareholders Class Meeting was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company.

As at the date of the H Shareholders Class Meeting, the total number of H Shares entitling the holders to attend and vote on each of the proposed resolutions at the H Shareholders Class Meeting was 4,193,190,000.

No shareholder was required to abstain from voting in respect of the resolutions proposed for approval at the H Shareholders Class Meeting.

No shareholder of the Company was required to vote only against any of the resolutions proposed at the H Shareholders Class Meeting.

Each resolution proposed for approval at the H Shareholders Class Meeting was taken on poll. Ernst & Young, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the H Shareholders Class Meeting. The poll results in respect of the resolutions proposed for approval at the H Shareholders Class Meeting were set out as follows:

Total number of shares represented by votes (Approximate %*)
For	Against	Abstain

SPECIAL RESOLUTIONS
1.	“THAT, to consider and approve the “Proposal for the non-public issuance of A Shares to specific subscribers by China Eastern Airlines Corporation Limited《關於中 國東方航空股份有限公司向特定對象非公開發行A股股票方案的議案》”.

1.01	Class of shares to be issued and nominal value	966,577,837 (99.4742%)	5,108,752 (0.5258%)	0 (0%)
1.02	Method of issue	966,575,087 (99.4740%)	5,111,252 (0.5260%)	0 (0%)
1.03	Target subscriber and method of subscription	966,570,337 (99.4732%)	5,118,802 (0.5268%)	0 (0%)
1.04	Number of new A Shares to be issued and issue size	966,554,787 (99.4719%)	5,131,802 (0.5281%)	0 (0%)
1.05	Price determination date, issue price and basis of determination of issue price	966,580,387 (99.4745%)	5,106,252 (0.5255%)	0 (0%)
1.06	Lock-up period	966,790,337 (99.4956%)	4,900,802 (0.5044%)	0 (0%)
1.07	Place of listing	963,564,487 (99.4940%)	4,900,802 (0.5060%)	0 (0%)
1.08	Use of proceeds	968,146,339 (99.6288%)	3,607,300 (0.3712%)	0 (0%)
1.09	Arrangement relating to the distributable profits of the Company accumulated but not declared	967,006,337 (99.5178%)	4,685,302 (0.4822%)	0 (0%)
1.10	Valid period of the authorisation in respect of the Additional A Shares Issue”	967,001,337 (99.5176%)	4,687,802 (0.4824%)	0 (0%)

*	The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the H Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

RESULTS OF A SHAREHOLDERS CLASS MEETING

The first class meeting of A Shareholders of the Company (“A Shareholders Class Meeting”) was validly convened and held at Four Seasons Hall, 2/F Shanghai International Airport Hotel 上海國際機場賓館二樓四季廳, 368 Yingbin(1) Road, Shanghai, the PRC on Tuesday, 16 June 2015. All of the resolutions proposed for approval at the A Shareholders Class Meeting were passed.

Note:	The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
16 June 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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